SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 20, 2019, Fresenius Medical Care AG & Co. KGaA (the “Company”) issued an Ad-hoc statement announcing it has resolved to repurchase shares of the Company with an aggregate volume of up to one billion Euros via the capital markets over the next two years.

EXHIBITS

Exhibit 99.1	Ad-hoc statement on the announcement of a share repurchase program issued February 20, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 20, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
General Partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner